EXHIBIT 23.1

Independent Auditors’ Consent

The Board of Directors
Westmoreland Coal Company:

We consent to the use of our report dated February 20, 2004, except as to Notes 5 and 9, which are as of March 8, 2004, relating to the consolidated balance sheets of Westmoreland Coal Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003, and the report dated February 20, 2004 on the related schedule, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of January 1, 2003.

(signed) KPMG LLP

Denver, Colorado
July 26, 2004